SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), and (d) and AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2(1))

                               Rentrak Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   760174 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:


    [   ]  Rule 13d-1(b)

    [ X ]  Rule 13d-1(c)

    [   ]  Rule 13d-1(d)

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP NO. 760174 10 2                                    Page  2  of  6   Pages
          -----------                                         --      -
--------------------------------------------------------------------------------
1                              NAME OF REPORTING PERSON
                               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Neil Gagnon
--------------------------------------------------------------------------------
2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]
                                                            (b) [ X ]
--------------------------------------------------------------------------------
3                              SEC USE ONLY

--------------------------------------------------------------------------------
4                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
--------------------------------------------------------------------------------
                       5       SOLE VOTING POWER

                               196,425
      NUMBER OF        ---------------------------------------------------------
       SHARES          6       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 200,250
        EACH           ---------------------------------------------------------
      REPORTING        7       SOLE DISPOSITIVE POWER
       PERSON
        WITH                   165,155
                       ---------------------------------------------------------
                       8       SHARED DISPOSITIVE POWER

                               626,674
--------------------------------------------------------------------------------
9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                       823,099
--------------------------------------------------------------------------------
10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES* [   ]
--------------------------------------------------------------------------------
11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       8.6%
--------------------------------------------------------------------------------

12                     TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

     Rentrak Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

     7700 N.E. Ambassador Place
     Portland, Oregon 97220

Item 2(a)    Name of Person Filing:

     Neil Gagnon

Item 2(b)    Address of Principal Business Office or, if none, Residence:

     1370 Avenue of the Americas
     Suite 2002
     New York, NY 10019

Item 2(c)    Citizenship:

     United States of America

Item 2(d)    Title of Class of Securities:

     Common Shares, par value $.001 per share

Item 2(e) CUSIP Number:

     760174 10 2

Item 3     Type of Reporting Person:

     Not Applicable

Item 4   Ownership.

Item 4(a)    Amount Beneficially Owned:

     As of December 31, 2002, Neil Gagnon beneficially owned 823,099 shares of Common Stock of Rentrak Corporation, which amount includes (i) 165,155 shares beneficially owned by Mr. Gagnon over which he has voting and dispostive power;
(ii) 31,270 shares beneficially owned by Mr. Gagnon over which he has voting but not dispositve power; (iii) 76,965 shares beneficially owned by Lois Gagnon, Mr. Gagnon's wife; (iv) 35,905 shares held by the Lois E. and Neil E. Gagnon Foundation (the "Foundation"), of which Mr. Gagnon is a trustee; (v) 32,780 shares held by the Gagnon Family Limited Partnership (the "Partnership") of which Mr. Gagnon is a partner; (vi) 23,120 shares held by the Gagnon Grandchildren Trust (the "Trust") over which Mr. Gagnon has dispositive but not voting power; (vii) 54,600 shares held by a hedge fund (of which Mr. Gagnon is the principal) over which Mr. Gagnon has dispositive and voting power; and (viii) 403,304 shares held for certain customers of Gagnon Securities LLC (of which Mr. Gagnon is the Managing Member and the principal owner) over which shares Mr. Gagnon has dispositive but not voting power.

Item 4(b)    Percent of Class:

     8.6% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 9,521,416 shares of Issuer's Common Stock outstanding on October 31, 2002 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2002.

Item 4(c) Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: 196,425

     (ii) shared power to vote or to direct the vote: 200,250

     (iii) sole power to dispose or to direct the disposition of: 165,155

     (iv) shared power to dispose or to direct the disposition of: 626,674

Items 5-9. Not applicable.

     Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership or the Trust. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership or the Trust. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.

Item 10   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 4, 2003
                                   -------------------------
                                   Date

                                   /s/ Neil Gagnon
                                   -------------------------
                                   Neil Gagnon